HANK GRACIN†† | PARTNER LESLIE MARLOW† | PARTNER PATRICK EGAN† | PARTNER† Admitted in New York only †† Admitted in New York, Florida & Colorado	GRACIN & MARLOW, LLP COUNSELLORS AT LAW THE CHRYSLER BUILDING 26th FLOOR 405 LEXINGTON AVENUE NEW YORK, NEW YORK 10174 (212) 907-6457 FAX (212) 208-4657 www.gracinmarlow.com	IN BOCA RATON 1825 NW CORPORATE BLVD. SUITE 110 BOCA RATON, FLORIDA 33431 (561) 237-0804 FAX (561) 237-0803 WRITER E-MAIL: lmarlow@gracinmarlow.com

February 6, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549
Attention: Mara Ransom
                   Assistant Director

Re:
Youngevity International, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 23, 2018
File No. 333-221847

Dear Ms. Ransom:

Thank you for your February 5, 2018 letter regarding Youngevity International, Inc. (“YGYI”). In order to assist you in your review of YGYI’s Amendment No. 1 to Form S-1, on behalf of YGYI, we hereby submit a letter responding to the comments and Amendment No. 2 to Form S-1 marked to show changes.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Prospectus Cover Page

1.
We note that, in response to comment 1, you have revised the disclosure on your cover page and in your Plan of Distribution section to state that TriPoint Global Equities, LLC “may be deemed” an underwriter. Please further revise your disclosure to state definitively that TriPoint Global Equities is an underwriter in this offering.

Response: We have revised the disclosure to state definitively that TriPoint Global Equities, LLC is an underwriter in this offering.

GRACIN & MARLOW, LLP

COUNSELLORS AT LAW

Securities and Exchange Commission
February 6, 2018

2.
Please expand the disclosure on your cover page and under the Conversion Rights subheading on page 76 to disclose the initial conversion price of the Series B Convertible Preferred Stock. In that regard, we note Section 2(f) of the certificate of designation filed as Exhibit 3.4 sets the initial conversion price at $4.25. Please refer to Items 501(b)(2) and 202(a)(1)(ii) of Regulation S-K.

Response: We have expanded the disclosure on the cover page and under the Conversion Rights subheading to include the initial conversion price of $4.75 per share. We have also revised Exhibit 3.4 to reflect an initial conversion price of $4.75 per share.

Item 16. Exhibits, page II-2

3.
Your exhibit index indicates that you have filed a form of selling agency agreement as Exhibit 1.1 to the instant amended registration statement. However, Exhibit 1.1 appears to be an engagement letter between you and Tripoint Global Equities that contemplates a separate selling agency agreement and form thereof (see e.g. provision 7 of the engagement letter). Please ensure that you file the selling agency agreement as an exhibit to your registration statement.

Response: We have filed the Form of Selling Agency Agreement as an exhibit to the Form S-1.

* * *

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow
Enclosures
cc: Youngevity International, Inc.